UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

TECNOGLASS INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G87264 100
(CUSIP Number)

Joaquin Fernandez, Director ENERGY HOLDING CORPORATION c/o Tecnoglass Inc. Avenida Circunvalar a 100 mts de la Via 40 Barrio Las Flores Barranquilla, Colombia (57)(5) 3734000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264 100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS

ENERGY HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,195,988
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

23,195,988
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,195,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G87264 100	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS

Joaquin Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,195,988
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,195,988

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,195,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS

Alberto Velilla Becerra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,195,988
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,195,988

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,195,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 5 of 6 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D initially filed jointly with the Securities and Exchange Commission (“SEC”) by ENERGY HOLDING CORPORATION (“EHC”), Joaquin Fernandez and Alberto Velilla Becerra (collectively, the “Reporting Persons”) on April 28, 2014 with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Tecnoglass Inc., a Cayman Islands exempted company (the “Issuer”), as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on June 12, 2015, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on January 13, 2017, Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC by the Reporting Persons on May 26, 2023, and Amendment No. 4 thereto (“Amendment No. 4”) filed with the SEC by the Reporting Persons on June 25, 2024 (as previously amended, the “Existing Schedule 13D,” and as amended by this Amendment No. 5, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 46,995,298 Ordinary Shares outstanding as of November 4, 2024 as reported by the Issuer in its Form 10-Q filed with the SEC on November 7, 2024.

Item 3. Sources of Funds.

Item 3 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item:

On November 12, 2024, EHC completed the sale of an aggregate of 1,432,120 Ordinary Shares at a price of $73.02 per share, resulting in EHC holding 23,195,988 Ordinary Shares as reported on this Amendment No. 5. The sale was completed in reliance on Rule 144, and a Form 144 has been filed with the SEC in connection with such sale.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, EHC holds 23,195,988 Ordinary Shares, which represents approximately 49.4% of the issued and outstanding Ordinary Shares. As sole direct owner of the 23,195,988 Ordinary Shares, EHC has sole voting and dispositive power of such Ordinary Shares. Messrs. Fernandez and Becerra, as directors of EHC, have shared voting and dispositive power of the Ordinary Shares held by EHC, and may therefore each be deemed to beneficially own all of the shares held by EHC. Neither Mr. Fernandez nor Mr. Becerra holds shares of the Issuer directly. Each of Messrs. Fernandez and Becerra disclaims beneficial ownership of the shares held by EHC, except to the extent of his pecuniary interest thereto.

Except to the extent EHC may in the future make distributions to its shareholders by which its shareholders would receive dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares acquired by the Reporting Persons.

In the past 60 days, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer except as disclosed in Item 3 above.

CUSIP No. G87264 100	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 13, 2024
ENERGY HOLDING CORPORATION

/s/ Joaquin Fernandez
Joaquin Fernandez
Director

JOAQUIN FERNANDEZ

/s/ Joaquin Fernandez

ALBERTO VELILLA BECERRA

/s/ Alberto Velilla Becerra